

July 13, 2011

<u>Via Facsimile</u>
Mr. Richard Bachman
Chief Executive Officer
Mustang Geothermal Corp.
10580 N. McCarran Boulevard
Building 115 – 208
Reno, Nevada 89503

> **Re: Mustang Geothermal Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended December 31, 2010**
> **Filed July 11, 2011**
> **File No. 0-50191**

Dear Mr. Bachman:

We have reviewed your responses filed on June 27, 2011 and July 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for Fiscal Quarter Ended December 31, 2010

Controls and Procedures, page 20

1.   You have disclosed on page 20 of the Form 10-Q/A as of December 31, 2010 that management continues to believe your disclosure controls and procedures are effective despite the restatement of the financial statements to include the impairment of goodwill and the recognition of a prepaid asset through stock issuance. It is unclear how you are able to conclude disclosure controls and procedures are effective when considering these revisions. Please explain the basis for your conclusion or amend your filing to revise your conclusion with appropriate disclosure describing the basis for your conclusion.

2.	On a similar matter, we note you have performed an evaluation of internal controls over financial reporting. You disclosed several material weaknesses and/or deficiencies in internal controls in your Form 10-K/A as of March 31, 2010 and concluded internal controls were not effective as of March 31, 2010. Please expand your disclosure in the amended filing to address how these weaknesses and/or deficiencies have been resolved in order to conclude the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting as of December 31, 2010. In addition, please note the instruction to Item 4 of the Form 10-Q direct you to provide the disclosures required by Items 307 and 308(c) of Regulation S-K. We encourage you to review these sections of Regulation S-K to ensure you are providing the appropriate required disclosure.

You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief